PE 2/18/2016



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



16003995

February 18, 2016

Carson T. Stewart
Yum! Brands, Inc.
carson.stewart@yum.com

Re: Yum! Brands, Inc.

Dear Mr. Stewart:

This is in regard to your letter dated February 18, 2016 concerning the shareholder proposal submitted by As You Sow on behalf of Gay Block for inclusion in Yum's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Yum therefore withdraws its January 19, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Special Counsel

cc: Conrad MacKerron
mack@asyousow.org



Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
502 874 1000
502 874 8323

February 18, 2016

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

By Email: shareholderproposals@sec.gov

Re: Withdrawal of No-Action Letter Request Regarding Shareholder Proposal of As You Sow

Dear Sir or Madam:

In a letter dated January 19, 2016, we requested that the staff of the Office of Chief Counsel concur that Yum! Brands, Inc. (the "***Company***"), could properly exclude from its proxy materials for its 20016 Annual Meeting of Shareholders a shareholder proposal (the "***Proposal***") submitted by As You Sow on behalf of Gay Block (the "***Proponent***").

Attached is a letter from the Proponent to the Company dated February 17, 2016, stating that the Proponent voluntarily withdraws the Proposal. See **Exhibit A**. In reliance on this letter, we hereby withdraw the January 19, 2016 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please call the undersigned at (502) 874-6469 if you should have any questions or concerns in this regard.

Respectfully yours,

Carson T. Stewart

Corporate Counsel
Yum! Brands, Inc.

719637341






TACO
BELL

Exhibit A

See attached.

February 17, 2016

VIA EMAIL

Mr. Carson T. Stewart
Corporate Counsel
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

RE: As You Sow Packaging Recycling Shareholder Proposal Withdrawal

Dear Carson:

Regarding As You Sow's shareholder proposal to Yum! Brands, Inc. relating to a recycling policy for on-site food and beverage packaging (the "Proposal"), As You Sow hereby withdraws the Proposal on behalf of Gay S. Block 1974 Trust.

As You Sow



By ____________________
Conrad MacKerron
Senior Program Director

Date: 2/18/16


Yum!

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Office 502 874 1000

January 19, 2016

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

By Email: shareholderproposals@sec.gov

Re: Yum! Brands, Inc. – Exclusion of Shareholder Proposal Submitted by Gay Block, represented by As You Sow

Dear Sir or Madam:

Yum! Brands, Inc. (the "***Company***"), respectfully submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from the Company's proxy materials for its 2016 annual meeting of shareholders (the "***2016 Proxy Materials***"), a shareholder proposal submitted to the Company by Gay Block, represented by As You Sow, (the "***Proponent***") in a letter dated November 18, 2015 (the "***Shareholder Proposal***").

The Company requests confirmation that the Commission's staff (the "***Staff***") will not recommend to the Commission that enforcement action be taken against the Company if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Exchange Act Rule 14a-8(i)(10), on the basis that the Shareholder Proposal has already been substantially implemented.

Pursuant to Exchange Act Rule 14a-8(j), the Company is submitting electronically to the



Pizza Hut

TACO BELL

Commission this letter, and the Shareholder Proposal and related correspondence (attached as **Exhibit A** to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the company intends to file its definitive Proxy Materials with the Commission.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) (**"SLB 14D"**) provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Background

On November 18, 2015, the Company received the following Shareholder Proposal from the Proponent, for inclusion in the Proxy Materials:

> **RESOLVED:** Shareowners of YUM! Brands request that the board of directors adopt a comprehensive recycling policy for on-site food and beverage packaging. The board shall prepare a report on the company's plans to implement this policy by the end of 2016. The report, to be prepared at reasonable cost, may omit confidential information.
>
> **SUPPORTING STATEMENT:** The policy should include aggressive recycling goals for on-site food service packaging and recycled content goals for packaging. We believe the requested report is in the best interest of YUM! and its shareholders. Leadership in this area will protect our brand and enhance the company's reputation.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) provides that a shareholder proposal may be omitted from a company's proxy statement if the company has substantially implemented the proposal.

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." Under Rule 14a-8(i)(1), a company may exclude a shareholder proposal when the company's actions address the shareholder proposal's underlying concerns, even if the company does not implement every aspect of the shareholder proposal. *Masco Corporation* (March 29, 1999). The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976); *see also* Exchange Release No. 34-20091 (August 16, 1983) (the "**1983 Exchange Release**").

In 1983, the Commission adopted its current view that a company does not need to implement every aspect of the shareholder proposal to be able to exclude the proposal under Rule 14a-(8)(i)(10), and stated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. 1983 Exchange Release.

Since the 1983 Exchange Release, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In order to meet this standard and exclude a shareholder proposal on the basis of substantial implementation, Rule 14a-8(i)(10) requires that a company's actions have satisfactorily addressed the proposal's underlying concerns and essential objective. *See Pfizer Inc.*

(January 11, 2013); *the Coca-Cola Company* (January 25, 2012); *Exelon Corporation* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006).

The Staff has previously considered proposals similar to the Shareholder Proposal, and granted no-action relief pursuant to Rule 14a-8(i)(10) on the basis that those proposals were substantially implemented through the companies' existing disclosures and publicly available policies. *See Duke Energy Corporation* (February 21, 2012) (concurring in the exclusion of a proposal requesting that an independent board committee prepare a report on the company's action to reduce greenhouse gases and other emissions where the company had provided disclosures regarding its energy efficiency programs and regulatory targets for renewable generation sources in its filings and on its website); *General Electric Company* (December 24, 2009) (concurring in the exclusion of a shareholder proposal requesting that the company reevaluate its policy of, and prepare a report regarding, designing and selling nuclear reactors, in light of safety and environmental risks, where the company's website made available a report regarding its participation in the nuclear power business and its conclusion that nuclear power remained an important part of its energy business); *Caterpillar Inc.* (March 11, 2008) (concurring in the exclusion of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that containing information regarding the individual factors that contribute to global warming); *Exxon Mobil Corporation* (March 18, 2004) (concurring in the exclusion of a shareholder proposal requesting that the board of directors prepare a report outlining recommendations regarding renewable energy sources where the company had made such information available in its reports and disclosure filings).

Similarly to the above cited letters, the Company believes that it may exclude the Proposal because it has already substantially implemented the essential objective of the Proposal through information it has made publicly available on its website and in its other public statements, as further described below.

Information already available on the Company's website comprehensively describes the Company's recycling policies. *See* http://www.yumcsr.com/environment/. The Company has set out numerous goals and progress statements with regards to recycling, including: (1) purchase 100 percent of paper-based packaging with fiber from responsibly managed forests and recycled sources by 2020 and (2) minimize waste within our stores through increased efforts and corrugate recycling and food donation (on target). *See* http://www.yumcsr.com/environment/commitments.asp. The Company also publishes reports detailing the actions taken by the company each year to implement its environmental goals. *See* http://www.yumcsr.com/reports/. These reports include disclosures regarding its packaging recycling policy such as:

- The Company's brands use napkins made from 100 percent recycled content, have molded fiber drink cup carriers that are 100 percent recycled content and use trayliners with 40 percent recycled content. *See* http://www.yum.com/responsibility/pdf/yum08csrrpt.pdf.
- After seeking input from World Wildlife Fund, the Company has taken action on phasing out or avoiding unwanted fiber sources; progressively increasing credibly certified and recycled content; and establishing robust baselines, internal protocols, measurable regional targets and action plans in sustainable paper-based packaging sourcing. *See* http://www.yumcsr.com/pdf/CSR-PerformanceSummary-2014.pdf.
- In the Middle East and North Africa, Pizza Hut has partnered with a company, Ecovention, LLC, to implement their innovative pizza box design manufactured from recycled material and having the ability to transform into individual serving plates and fold into a smaller pizza box for storing leftovers. *See* http://www.yumcsr.com/pdf/2014_CSR_Report_040115.pdf.
- This year KFC Australia was named a finalist in the Banksia Sustainability Awards, Large Business Category. As the first Quick Service Restaurant finalist in this category, KFC Australia was recognized for a number of first-to-market sustainability innovations and solutions. *See* http://www.yumcsr.com/environment/recognition-rankings.asp
- As a signatory to the Australian Packaging Covenant (APC), KFC Australia constantly evaluates packaging design, embedding the Sustainable Packaging Guidelines into processes and new product development. KFC Australia was given "High Performer" recognition in 2014 for our submission. *See*

http://www.yumcsr.com/environment/recognition-rankings.asp

- In 2014, KFC UK awarded its first ever supplier award for sustainability. More than 20 submissions were received for this new award recognizing the supplier who made the biggest positive environmental impact. *See* http://www.yumcsr.com/environment/recognition-rankings.asp
- Corporate offices through the United States are focusing on the Three-R strategy of waste recovery: Reduce, Reuse and Recycle. Office paper, corrugated cardboard, plastic, glass, batteries and aluminum are collected and recycled. In one year alone, the Company recycled over 269,000 pounds of paper and 63,000 plastic drink containers. *See* http://www.yumcsr.com/archive/2013/environment/waste-recovery-examples.asp
- Pizza Hut Great Britain aims to achieve zero waste to landfill by the end of 2015. An analysis by their waste service provider showed that 90% of waste can be recycled and the remaining 10% can be diverted to an energy recovery plant. To date they have rolled out full waste segregation in their restaurants in Scotland and with the company-owned delivery sites in the southeast region of England. Their goal is to have all restaurants and company-owned delivery sites on full segregation by the end of 2014. *See* http://www.yumcsr.com/archive/2013/environment/waste-recovery-examples.asp

The Company's website also provides information regarding its initiative to use sustainable sourcing of its packaging materials to reduce the Company's production of greenhouse gases, which provides that it will "increase the amount of recycled content, as permitted by regulatory and technical constraints, across [its] global system," and "[it] will work to leverage sustainable practices into all of our wrappers, napkins, and containers worldwide." http://www.yumcsr.com/environment/environment-policies.asp. In addition to these policies, the Company's website further describes its efforts to meet its sustainable practice goals. For example, in 2013 the Company performed a comprehensive survey of its global suppliers that gathered data on all paper-based packaging sourcing. The survey asked questions about recycled and certified fiber content, environmental management systems, and several other parameters, which has allowed the Company to identify opportunities to accelerate its progress toward more using more packaging from recycled sources, and to collaborate with outside experts such as the Paper

Recovery Alliance, Food Waste Reduction Alliance and WRAP to further its packaging waste recovery and recycling efforts. *See* http://www.yumcsr.com/archive/2013/environment/sustainable-packaging.asp; http://www.yumcsr.com/environment/waste-recovery.asp.

The Company's website also discusses its other waste diversion efforts (recycling of food, oil, and materials; reduction of energy consumption in its stores; and the construction of LEED certified restaurants) that it has been engaged in to further decrease its total carbon footprint beyond its on-site food and beverage package recycling.
See http://www.yumcsr.com/environment/commitments.asp.

These disclosures detail efforts made by the Company, such as:

- The founding of the Yum! Harvest program which is now the world's oldest prepared food donation program, which since its founding in 1992, has allowed the Company to divert over 300 million pounds of greenhouse gas creating material from landfills. *See* http://www.yumcsr.com/community/harvest.asp.
- The recycling of the Company's cooking oil used in its restaurants, which, in 2015, amounted to nearly 40 million pounds being recycled and repurposed primarily for biodiesel and animal feed. *See* http://www.yumcsr.com/environment/waste-recovery.asp.
- The reduction of energy consumption in restaurants by 15 percent per year since 2009 has led to an accumulated reduction of almost 1.2 million metric tons of carbon dioxide. *See* http://www.yumcsr.com/environment/energy-efficiency.asp.
- The designing and construction of more than 20 LEED certified buildings across nine countries, making the Company's certification total the second highest among restaurateurs by the end of 2014. *See* http://www.yumcsr.com/pdf/CSR-PerformanceSummary-2014.pdf.

Based on the foregoing reasons, because the Company's particular policies, practices and procedures compare favorably with the guidelines of the Proposal the Company believes that the Proposal has been substantially implemented by the Company and may be excluded from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10), on the basis that the Shareholder Proposal has already been substantially implemented by the Company. Should the Staff disagree with the Company's conclusions regarding the omission of the Shareholder Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 502-874-6469 or by email at carson.stewart@yum.com.

Sincerely,



Carson Stewart
Attorney
Yum! Brands, Inc.

cc: As You Sow (via email and overnight courier)

Exhibit A

Shareholder Proposal

See attached



1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

Nov. 18, 2015

Christian Campbell
Corporate Secretary
YUM! Brands Inc.
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Campbell:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Gay Block, a shareholder of YUM! Brands stock. As You Sow and other socially concerned investors have been involved in discussions with beverage, grocery, quick serve foods and packaged goods companies on recycled content in and recycling of post-consumer packaging. The value of wasted U.S. post-consumer packaging that could be recycled is estimated at $11 billion annually.

Only a negligible amount of food service packaging is recycled in the U.S. We have had sporadic dialogue with the company for the past two years on this topic. The company continues to lack a comprehensive packaging recycling policy and recycling goals for the containers its food and beverages are sold in on-site.

Therefore, As You Sow is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. A letter from Gay Block authorizing As You Sow to act on her behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution.

We hope continued dialogue can result in withdrawal of this proposal.

Sincerely,

Conrad B. MacKerron
Senior Vice President

Enclosures:

- Shareholder Proposal
- Gay Block Authorization

WHEREAS: Discarded food service and product packaging is a source of waste and greenhouse gas (GHG) emissions, a significant consumer of natural resources and energy, and implicated in impairment and death of marine animals. About half of U.S. product packaging is discarded rather than recycled. Recyclable paper packaging creates methane, a potent greenhouse gas, when dumped in landfills. Only a negligible amount of food service packaging is recycled in the U.S. Just 14% of all plastic packaging is recycled. The value of wasted packaging is estimated at $11 billion annually.

Packaging waste is a large component of marine debris. Nine of the top 10 reported beach debris items are packaging or containers: caps/lids, plastic bags, food wrappers, plastic utensils, plastic straws, paper bags, plastic bottles, glass bottles, and metal cans. Studies by the Environmental Protection Agency suggest a synergistic effect between plastic debris and persistent, bio-accumulative, toxic chemicals in the marine environment. Plastics absorb toxics such as polychlorinated biphenyls and dioxins from water or sediment and transfer them to the marine food web and potentially to human diets. Ingestion of plastics by marine animals can compromise their ability to capture and digest food, sense hunger, escape from predators, and reproduce; sometimes it is fatal.

Recycling of food service packaging could cut emissions of GHGs and reduce the volume of materials that ends up as ocean debris. Increased recycling can also reduce reliance on virgin raw materials, make more materials available to provide recycled content in new packaging, and reduce energy usage.

YUM! Brands' 2010 corporate social responsibility report states that understanding and addressing the impact of packaging on the environment is a long-term imperative for the sustainability of its business, yet the company still has neither a comprehensive packaging recycling policy nor stated goals or a timeline for collecting and recycling the containers in which its food and beverages are sold.

YUM! Brands lags it competitors. McDonald's has pledged to reduce waste, including packaging, by 50% in its top 9 markets by 2020. Starbucks committed to recycle all post-consumer paper and plastic cups left in its cafes by the end of 2015. It offers a discount for customers who provide reusable beverage containers and aims to serve 5% of beverages in reusable containers. Its beverage cups have 10% recycled content.

RESOLVED: Shareowners of YUM! Brands request that the board of directors adopt a comprehensive recycling policy for on-site food and beverage packaging. The board shall prepare a report on the company's plans to implement this policy by the end of 2016. The report, to be prepared at reasonable cost, may omit confidential information.

SUPPORTING STATEMENT: The policy should include aggressive recycling goals for on-site food service packaging and recycled content goals for packaging. We believe the requested report is in the best interest of YUM! and its shareholders. Leadership in this area will protect our brand and enhance the company's reputation.

September 21, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of September 21, 2015, the undersigned, Gay Block (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Yum! Brands, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Yum! Brands stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Gay Block